March 12, 2010
Mr. Lyn Shenk
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Travelport Limited File No. 333-141714-23 Form 8-K Furnished May 8, 2009
Dear Mr. Shenk:
This responds to your letter dated February 19, 2010 to Eric J. Bock, Executive Vice President, Chief Administrative Officer and General Counsel for Travelport Limited (the “Company”), setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the above referenced Form 8-K furnished by the Company. For ease of reference, we have restated below the text of each of your questions or comments in bold followed by the Company’s response.
1.	Refer to your response to our prior comment number 1. It appears to us that your response solely provides examples of how management uses “adjusted EBITDA.” Although such information satisfies the requirement of Item 10(e)(1)(i)(D) of Regulation S-K, it is not substantive justification specific to your circumstances as the why the measure is useful to investors in satisfaction of Item 10(e)(1)(i)(C) of Regulation S-K. Pursuant to footnote 44 found in section II.B.2 of the Commission’s Release No. 33-8176: “Conditions for Use of Non-GAAP Financial Measures,” assertion that a non-GAAP financial measure is used by or useful to others cannot be the sole support for presenting the non-GAAP financial measure. Therefore, we believe you should discontinue presenting “adjusted EBITDA” as a non-GAAP measure of performance. As we indicated in our prior comment, since the relevancy of “adjusted EBITDA margin” in the context of a non-GAAP liquidity measure is not clear, we believe you should also discontinue presentation of such.
In response to the Staff’s comment, we continue to believe Adjusted EBITDA is useful to investors as a performance measure as it is the best metric for monitoring the performance of the Company’s ongoing core operations. We are providing the additional information below to clarify why Adjusted EBITDA is a useful performance measure. The history of Travelport is complex as it has undergone numerous significant corporate transactions, including:
•	The acquisition of Travelport by private equity partnerships (The Blackstone Group and Technology Crossover Ventures) in 2006

•	Travelport’s acquisition of Worldspan in 2007

•	The initial public offering of Orbitz Worldwide, Inc. in 2007

•	The deconsolidation of Orbitz Worldwide, Inc. for periods after October 31, 2007

•	Several large scale equity and capital transactions, including an attempted initial public offering of the Company in 2010

As a result of each of these transactions, and the subsequent related costs incurred in our efforts to integrate our businesses and restructure the Company following these transactions, the Company has incurred significant non-operating costs that distort the true underlying performance of the business. Our presentation of Adjusted EBITDA excludes these non-operating costs, and therefore presents the results of operations of our core business, which are useful to investors as a performance measure. Furthermore, with the exclusion of these costs, it is easier to see the trends in our businesses, including the macroeconomic and travel industry conditions which have been a significant factor affecting our results of operations, especially during the periods of economic downturn in 2008 and 2009. Similarly, the use of Adjusted EBITDA as a performance measure clarifies for investors the impact of seasonality on our business, as often the quarterly GAAP results of the business are masked by these corporate transaction costs.
Additionally, some of our debt investors have shown an interest in monitoring the performance of our business using Adjusted EBITDA as demonstrated by the questions we receive during and after our earnings calls. We believe our debt investors find this measure useful in determining their investment strategy in the Company, that is, whether to sell, hold or buy our bonds which are available through the public market. Our bonds are actively traded in the public market and have on occasion experienced elevated levels of trading leading up to and following our earnings releases. We believe some of our bond investors display characteristics of equity investors and are interested in Adjusted EBITDA as a performance measure accordingly.
We believe our investors look to this measure as the most relevant indicator of our businesses’ underlying performance. In addition, we have previously acknowledged the Staff’s position that Adjusted EBITDA may be viewed as a liquidity measure for our debt investors monitoring our cash position and cash generative capabilities. The Company’s cash generation is entirely reliant on the underlying performance of the business, therefore, we believe it is in the best interest of investors to disclose reconciliations to both a GAAP measure of performance, Segment EBITDA, and a GAAP measure of liquidity, net cash provided by operating activities.
In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings and furnishing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and furnishings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,
/s/ Eric J. Bock
Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel